Filed Pursuant To Rule 433

Registration No. 333-180974

September 6, 2012

WORLD GOLD COUNCIL

India: heart of gold

Revival

About the World Gold Council

The World Gold Council (WGC) is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, its purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

The WGC researches and gives insight on the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society. Based in the UK, with operations in India, the Far East, the Middle East, Europe and the USA, the WGC is an association whose members include the world’s leading gold mining companies.

For more information

Please contact Investment Research:

Eily Ong

eily.ong@gold.org

+44 20 7826 4727

Juan Carlos Artigas

juancarlos.artigas@gold.org

+1 212 317 3826

Johan Palmberg

johan.palmberg@gold.org

+44 20 7826 4773

Louise Street

louise.street@gold.org

+44 20 7826 4765

Nitin Tuteja

nitin.tuteja@gold.org

+1 212 317 2827

Marcus Grubb

Managing Director, Investment

marcus.grubb@gold.org

+44 20 7826 4724

Contents

Introduction 01

Executive summary 02

Context 03

Jewellery consumption 06

Investment demand 09

Gold’s characteristics inspires confidence to invest 09

Gold Exchange Traded Fund (ETFs) 12

India Post gold retail programme 13

Gold-linked Microfinance scheme 13

Decorative and industrial demand 14

Gold imports 15

Seasonality and monsoon rains 16

Seasonality 16

Monsoon rains 16

Central Bank – the Reserve Bank of India 18

Recycled gold supply 19

Conclusion 20

India: heart of gold | Revival

Introduction

This report is the first of a new series on the Indian gold market. The first report in the series provides an analysis of the history, recent developments and the revival of Indian demand during 2010. Further reports will analyse the unique attributes of the Indian jewellery market as well as the strategic outlook for Indian gold demand over the next few decades.

01

Executive summary

India is the world’s largest gold consumer market and in 2010, Indian gold demand is likely to recover near to its pre-credit crunch level following the fall in demand in 2009. This should drive gold imports up from the relatively low levels experienced last year. In 2009, total Indian gold demand reached US$19bn, or Rs874bn, accounting for 15% of the global gold market. Over the past ten years, the value of gold demand in India has increased at an average rate of 13% per year, outpacing the country’s real GDP growth by almost 6%.

In India, gold is seen as a symbol of security and as a sign of prosperity. Unlike other gold markets, the love for gold has not only spread across many generations but also across all social strata within the country. Indian consumers regard gold jewellery as an investment and are well aware of gold’s benefits as a store of value. Gold is also recognised as a form of money in India, a tradable liquid asset. It is one of the foundation assets for Indian households and a means to accumulate wealth. At the end of 2009, Indian consumers’ price expectations were strengthened by the Reserve Bank of India’s purchase of 200 tonnes of gold from the IMF and the transaction reinforced the perception among local consumers that gold is reliable and safe as a monetary asset.

India will remain pivotal to the global gold market. In the Indian culture, gold is an integral part of daily life where purchases of gold jewellery are considered as a form of a liquid and tradable investment for the accumulation of wealth. It is important to highlight that in analysing the gold market in India, traditional perceptions of the division between jewellery and investment demand and demand drivers do not apply.

As consumers have adjusted their price expectations upwards, a further rise in gold jewellery and investment demand could be anticipated and this trend is projected to continue over the long-run as local investors are buying gold driven by wealth accumulation motives.

The fact that Indian gold jewellery and investment demand remains robust, despite the rising price emphasises the enduring desire among local consumers to purchase gold driven mainly by its allure as a jewellery and its properties as a hedge to offset the effects of depreciation and erosion of both savings and income. The country currently has one of the highest saving rates in the world; estimated at around 30% of total income, of which 10% is invested in gold. Continued rapid economic growth and urbanisation will create greater wealth but also inflationary pressures stimulating gold demand.

Asian demand for gold will be a key driver of the gold market for decades to come. Currently, India and China together account for approximately 25% of annual gold demand. They are likely to grow further as a proportion of demand in years to come.1

In the longer term, we are confident that India’s favourable demographic trends, the growing affluent middle classes and declining age profile, should ensure buoyant consumption growth. The investment sector exhibits great potential for further growth and will play an increasingly important role in the domestic gold market as it overlaps with gold jewellery consumption, boosted by increasing accessibility and opportunities in new gold investment products. Despite being the largest global gold consumer, Indian jewellery consumption intensity is still relatively low. Its consumption of jewellery on a per capita basis of 0.4 grams in 2009, remains below countries such as Italy and the US. This is a reflection of both the country’s large population and low incomes. The strategic outlook for India will be the subject of a subsequent report in Q1 2011.

Chart 1: Gold (Rs/oz) and total gold demand (Rs bn) in India

Gold demand (Rs bn)

1200

1000

800

600

400

200

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 1H 2010

Gold price (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

Gold demand (Rs bn) Gold (Rs/oz)

Note: Indian gold consumption figure includes jewellery consumption, investment and industrial demand only.

Source: WGC estimates, Bloomberg, GFMS

1 For an in depth study of the gold market in China please refer to the World Gold Council China Gold Report – Gold in the Year of the Tiger (Eily Ong, March 2010).

India: heart of gold | Revival

Context

Gold is a symbol of wealth and good fortune in India and is also used for daily consumption in the form of jewellery and ornaments. Since the start of 2010, Indian gold demand has recovered well from 2009 levels amidst the global economic uncertainty.

India is the largest gold market in the world. In terms of jewellery consumption, investment and industrial demand, it accounted for nearly 600 tonnes (15%) of total global demand for gold in 2009. Based on WGC estimates, the nation owns over 18,000 tonnes of above ground gold stocks2 worth approximately US$800bn at today’s gold price and represents 11% of global stock. This is equivalent to nearly half an ounce of gold ownership per capita.

In 2009, total Indian gold consumption reached US$19bn or Rs974bn equivalent at the end of 2009. Over the past decade, this has increased at an average rate of 13% per year, outpacing the country’s real GDP, inflation and population growth by 6%, 8% and 12% respectively.

Chart 2: India gold market as a % of global gold market, tonnage terms (2009)

%

16

14

12

10

8

6

4

2

0

Annual demand Above ground stocks Recycled gold Central Bank holding Annual mine supply

Source: WGC estimates, GFMS, IMF

Chart 3: Average annual 10-year growth rates in India (2000-2009) (%)

%

20

16

12

8

4

0

Population (mn) Inflation (%) Real GDP (%) Gold demand (Rs bn) Gold price (Rs/oz) Gold imports (Rs bn)

Source: WGC estimates, IMF, Bloomberg, GFMS

2 Above ground gold stocks here referred to all physical fabrication and gold holdings, including private, central bank and institutional.

02_03

Gold jewellery demand in India, the world’s largest gold jewellery market, rose 67% year-on-year to 272 tonnes in the first half of 2010. Over the same period, the average domestic gold price surged to almost Rs52,800/oz, before hitting a new high of Rs60,460/oz on 15 October 2010. Despite the higher gold price, market sentiment remains positive, especially with the local gold market also benefitting from the strengthening of the rupee against the US dollar.

In India gold often represents a large percentage of the family assets and during the first six months of 2010 the Indian retail investment market was one of the strongest in the world. Demand increased substantially by 264% to 93 tonnes in this period (from 25 tonnes in H1 2009) and accounted for 25% of total domestic gold demand. The recovery in Indian demand for gold investment has stemmed from an increased appetite for capital preservation among local investors’, as well as for gold’s properties as a US dollar hedge; heightened risk aversion; and higher inflation expectations.

The main participants in the domestic gold industry, including State Reserve Bank of India and commercial banks such as HDFC, India Post Office, Muthoot Pappachan Group, and gold jewellers (such as Tanishq, GRT, TBZ to name a few) provide consumers and investors with a broad range of other channels and products. These products include the sale of gold coins and bars, gold saving schemes and “Swarna Varsham” microfinance gold link scheme.

India’s gold Exchange Traded Funds (ETFs) market has also enjoyed further growth in recent quarters. Total holdings amounted to 11 tonnes by the end of August 2010, up 77% from the same period last year, from 6 tonnes. Gold ETFs are structured to allow the inclusion of investments other than gold for up to 10% of their assets. However, currently all the Indian ETFs are backed by physical gold. The recent growth in holdings and the development of new products suggests the Indian gold ETF market may now be maturing after a relatively slow start. However, historic figures indicate that price corrections have not triggered significant redemptions, but in fact have encouraged investors to increase their holdings.

India is currently Asia’s third largest economy and its recent growth compared favourably with that of China. The domestic economy has grown at an average 8% over the past four years and is projected to grow at 8.5% in FY2010 according to Reserve Bank of India (RBI). Therefore India stands out as one of the world’s fastest growing economies and based on Consensus Economics forecasts, the country’s growth forecast will reach 8.3% in FY2011. The International Monetary Fund (IMF) also expects the outlook for India’s economy to remain strong and forecasts the country’s real GDP growth to remain in excess of 8% from 2010-15, an enviable rate of growth in comparison with most other economies and the second fastest in the BRICs.3

Broad money supply in India (given by M3) increased by Rs8tn (17%YoY) during the 2009 which was higher than the year-onyear increase of Rs7tn in the 2008 financial year. According to Bloomberg data, India’s supply of rupee grew 1,383% to Rs52tn between 1992 and 2009, compared to a 430% increase in the gold price over the same period to Rs51,115/oz.

The country’s rapid economic growth, high savings rate and favourable demographics make India an important target destination for global foreign investment. India’s foreign direct investment (FDI) inflows rose 13% year-on-year to US$1.5bn in 2009. As a result of the FDI inflows, the rupee gained 5% against the US dollar in the same period and continues to exhibit an upward trend albeit with rising volatility. It is currently one of Asia’s best performing currencies and there is a strong consensus that the rupee will appreciate rather than depreciate over the longer term. While the likely scale and timing of this appreciation is unclear, the implications would be positive for the Indian gold market and for the global gold demand balance. India is the world’s largest consumer of gold in tonnage terms and an appreciating rupee in a country with a strong affinity to gold is likely to stimulate higher gold demand.

3 IMF (World Economic Outlook, October 2010). BRICs = Brazil, Russia, India and China.

India: heart of gold | Revival

Chart 4: Growth forecast for 2011

%

10

8

6

4

2

0

China

India

Indonesia

Saudi Arabia

Brazil

Russia

Argentina

Turkey

South Korea

South Africa

Mexico

Australia

World

Canada

US

UK

Germany

France

Eurozone

Japan

Italy

Source: Consensus Economics

Chart 5: Gold (Rs/oz) and money supply M3 (Rs crore) in India

Rs crore

6,000,000

5,000,000

4,000,000

3,000,000

2,000,000

1,000,000

0

1992 1994 1996 1998 2000 2002 2004 2006 2008

Gold (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

M3 (Rs crore) Gold (Rs/oz)

Note: M3 mainly comprises currency in public circulation, bank deposits and money invested in other saving plans, Crore is equivalent to 10 million.

Source: Bloomberg

Chart 6: Gold (US$/oz) and US dollar-rupee exchange rate (USDINR)

Gold (US$/oz)

1,400

1,200

1,000

800

600

400

200

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014

USDINR

70

60

50

40

30

20

10

0

Gold (US$/oz) USDINR

Source: Bloomberg, including Bloomberg Consensus estimates from 2011

04_05

Jewellery consumption

Gold jewellery accounted for around 75% of total Indian gold demand in 2009, the remainder being investment (23%) and decorative and industrial (2%). Indian consumers also regard gold jewellery as an investment and are well aware of gold’s benefit as a store of value.

Gold plays a fundamental role in the marriage ceremony, and when it comes to Indian weddings, gold is said to be considered a necessity rather than a luxury. The gold (and other gifts) the bride receives are called her “Streedhan” (“Stree” meaning woman and “dhan” meaning wealth) and are a means of passing on some inheritance to daughters, as Hindu tradition dictates that the family’s assets are only passed down to sons.

The Streedhan will remain the property of the bride, allowing her parents to ensure she is financially secure.

Gold is especially important in this respect as it remains directly under a wife’s control, whereas she may not be privy to the family’s other financial affairs.

Wedding-related demand accounts for a substantial proportion of overall jewellery demand. This is particularly true in the south of India, where the most popular wedding jewellery sets tend to be the more traditional, intricate but bulky styles in heavier weights. In the northern cities there has been a trend towards more “western” styles, and lighter wedding sets, as well as diamond-set pieces, are becoming increasingly popular.

Chart 7: India gold demand by sector (%)

%

100

80

60

40

20

0

1992 1994 1996 1998 2000 2002 2004 2006 2008

Jewellery Investment Industrial

Source: WGC estimates, GFMS

Chart 8: Gold (Rs/oz) and total gold jewellery demand (Rs bn) in India

Gold jewellery consumption (Rs bn)

900

750

600

450

300

150

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 1H 2010

Gold price (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

Indian gold jewellery demand (Rs bn) Gold (Rs/oz)

Source: WGC estimates, GFMS, Bloomberg

India: heart of gold | Revival

In 2010, Indian gold jewellery consumption is likely to recover to near pre-credit crisis level following the fall in demand in 2009. As consumers have adjusted their price expectations upwards, a further rise in demand is anticipated.

Gold jewellery demand has picked up more forcefully as initiatives from gold jewellers’ such as “save and buy schemes” have proven effective in reviving local gold jewellery demand. The saving scheme provides consumers the opportunity to purchase gold jewellery, (and, in some cases gold coins or gift vouchers as well) through easy instalments. At the time of maturity, the jeweller will also contribute a bonus amount as a scheme benefit to the consumer’s accumulated amount. These schemes are well aligned to the culture of Indian gold demand, where the purchase of gold jewellery is also considered as a form of investment.

Despite being the largest source of global gold demand, Indian jewellery consumption intensity is still relatively low. National jewellery consumption on a per capita basis was 0.4 grams in 2009, well below countries such as Italy and the US.

Chart 9: Global gold jewellery consumption intensity (2009)

Per capita gold jewellery

consumption (gm)

3.5

3.0

2.5

2.0

1.5

1.0

0.5

0

0 10 20 30 40 50 60

GDP per capita (US$’000)

Saudi Arabia

Hong Kong

Turkey

Egypt Italy

South Korea USA

India Russia UK

China Taiwan

Thailand Japan

Source: WGC estimates, GFMS, Bloomberg, IMF

Chart 10: Population

Indexed 2010 population = 100

140

130

120

110

100

90

80

2010E 2020E 2030E 2040E 2050E

Brazil China India Russia US

Source: United Nations

06_07

This is a reflection of both India’s large population and its relative poverty compared to most other key gold markets. According to IHS Global Insight, only 356 million of the Indian population lived in cities in 2009. IHS Global Insight expects the urban population to reach 468 million (i.e. an additional 112 million) in 2020, hence providing more room for growth and improvement in the standards of living through urbanisation. It is also worth noting that a unique feature of the Indian market is that the average age of the population is younger than in Europe and the United States.

In the longer term, India’s favourable demographic and age profile are likely to ensure buoyant consumption growth, especially given the existing strong affinity to gold in Indian culture. The improving economic position of many domestic consumers will also play a part in determining demand for gold in coming years.

Chart 11: Indian urban vs. rural population (% of total population)

% of total population

80

70

60

50

40

30

20

10

0

2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020

Urban Rural

Source: IHS Global Insight

India: heart of gold | Revival

Investment demand

India’s gold investment revolution is gathering pace

In India, gold is one of the foundation assets for Indian households in the form of both jewellery and investment. It is viewed as a secure, liquid investment, a capital and value preserver and is the second preferred investment after bank deposits. Saving rates are estimated at around 30% of total income of which we believe around 10% is invested in gold. Whilst it is a fact that the traditional divisions between gold jewellery and investment overlap in India, during the first half of 2010, Indian net retail investment in gold has increased by 264% year-on-year to 93 tonnes. Net retail investment comprises individuals’ purchases of coins and bars and accounted for 25% of Indian gold demand in the same period.

There is a growing domestic interest in gold investment, stimulated by a high savings ratio and the increasing gold investment opportunities available to Indian investors.

1. Gold’s characteristics inspires confidence to invest

Diversification. Analysis of correlations between gold and key domestic financial assets over one-, three- and five-year periods suggests that there is no significant relationship between gold and Indian stocks, which makes it an ideal addition to achieve a diversified portfolio.

US dollar hedge. Gold is traditionally a good hedge in the event of a depreciation in the value of the US dollar against other currencies. Since the Indian rupee is also not fully convertible, gold is one of the limited ways in which Indian investors can diversify their currency exposure.

Chart 12: Gold (Rs/oz) and total gold investment demand (tonnes) in India

Gold investment demand (tonnes)

240

200

160

120

80

40

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 1H 2010

Gold price (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

Indian gold investment demand (tonnes) Gold (Rs/oz)

Source: WGC, GFMS, Bloomberg

Chart 13: Correlations with gold, weekly returns 1-5 years ending 30 September 2010

BSESMCAP

BSEMDCAP

BSEMETL

BSE100

BSE200

BSE500

SENSEX

-0.60 -0.40 -0.20 0.00 0.20 0.40 0.60

Correlations, weekly returns 1 year ending September 2010

Correlations, weekly returns 5 years ending September 2010

Correlations, weekly returns 3 years ending September 2010

Note: SENSEX = BSE Sensex 30 Index, BSE500 = Bombay Stock EX 500 Index, BSE100 = Bombay Stock EX 100 Index, BSEMETL = BSE Metal Index,

BSEMDCAP = BSE Mid-cap Index, BSESMDCAP = BSE Small-cap Index, Gold = Gold (Rs/oz).

Source: WGC estimates, Bloomberg

08_09

Volatility. In our analysis of gold and selected equity indices in India, gold has consistently moved independently from the factors that have driven the main equity markets and has exhibited lower volatility. BSE Sensex 30 Index, BSE500 Index and BSE Metal Index, for example, have had annualised volatilities of 27%, 30% and 46%, respectively, over the past five years (based on weekly returns ending September 2010). The volatility of gold over the same period was just 23% in rupee terms.

As an asset class, gold has outperformed selected domestic equity indices and has provided an average annual rate of return of 37% over the five year period ending 30 September 2010 compared to returns for the BSE Sensex 30 Index of just 1% over the same period.

Inflationary pressures are expected to rise in India. Gold has the added virtue of being an acknowledged inflation hedge. Inflation is an ongoing concern in India as it erodes the value of savings. The individual’s purchasing power, especially that of the lower middle class in India, reduces significantly as they have to pay more for necessary goods and services. According to IMF, inflation in India will average 13% and 6% in FY2010 and FY2011 respectively.

Real interest rates are also influencing household savings in India. Although the base rate has recently been raised to 8.5% by the Indian central bank, we believe that the yield on cash is still unattractive, since the real interest rate remains negative thanks to the high inflation rate.

Chart 14: Gold price (Rs/oz) and USD Trade Weighted Index

Gold (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

USD Index

120

110

100

90

80

70

60

Gold (Rs/oz) US$TW Index

Source: Bloomberg

Chart 15: Gold is less volatile that Indian equities

Volatility (annualised) to end of September 2010

60%

50%

40%

30%

20%

10%

0%

Gold SENSEX BSE500 BSE200 BSE100 BSEMETL BSEMDCAP BSESMCAP

1 year 3 year 5 year

Note: SENSEX = BSE Sensex 30 Index, BSE500 = Bombay Stock EX 500 Index, BSE100 = Bombay Stock EX 100 Index, BSEMETL = BSE Metal Index, BSEMDCAP = BSE Mid-cap Index, BSESMDCAP = BSE Small-cap Index, Gold = Gold (Rs/oz).

Source: WGC estimates, Bloomberg

India: heart of gold | Revival

Chart 16: Gold outperforms Indian equities

Period % change to end

of September 2010

200

150

100

50

0

-50

Gold SENSEX BSE500 BSE200 BSE100 BSEMETL BSEMDCAP BSESMCAP

1 year 3 year 5 year

Source: WGC estimates, Bloomberg

Chart 17: Inflation in India and gold price (Rs/oz)

Rupee/oz

80,000

60,000

40,000

20,000

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

YoY %

20

15

10

5

0

Source: Bloomberg

Chart 18: Gold price rise as real interest rate turns negative in India

Real interest rate (%YoY)

10

5

0

-5

-10

1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

Gold (Rs/oz)

60,000

45,000

30,000

15,000

0

Real interest rate (%) Gold (Rs/oz)

Source: WGC estimates, Bloomberg

10_11

2. Gold Exchange Traded Funds (ETFs)

The tonnage of gold in Indian gold Exchange Traded Funds (ETFs) remains relatively small but there have been significant recent developments with the Indian ETF market as investors seek greater access to more liquid gold investments. ETFs, first brought to the Indian market just over 3 years ago, have grown in popularity as investors seek exposure to gold within a fund structure. Total holdings from the Gold Benchmark Exchange Traded Scheme, KOTAK Gold ETF, Quantum Gold Fund, Reliance Gold Exchange Traded, UTI Gold Exchange Traded Fund, Religare Gold Exchange Traded Fund and State of Bank of India (SBI) Gold Exchange Traded Scheme amounted to approximately 11 tonnes by the end of August 2010, up 250% on June 2007 from 3 tonnes.

Although it is too early to tell whether holdings are “sticky” or long-term in nature, historic figures suggest that price corrections have not triggered significant redemptions, but in fact have encouraged investors to increase their holdings. An exception to this occurred in February 2009 when total Indian gold ETF redemptions reached 40% (a decrease of 2 tonnes in holdings) due to a 15% month-on-month spike in the local gold price during the global credit crisis. However, this event in turn highlights the liquidity aspect of holding gold in the form of an ETF.

Gold ETFs in India are structured to allow the inclusion of investments other than gold for up to 10% of their assets. However, currently all the Indian ETFs are backed by physical gold.

The recent growth in holdings and the development of new products suggests that, after a slow start, banks and financial institutions are getting ready to launch new gold ETFs and gold schemes in the world’s largest gold consumer market. Most recently, State of Bank of India (SBI) and Religare innovated in the ETF space with the launch of the SBI Gold Exchange Traded Scheme and Religare Gold Exchange Traded Fund respectively. The WGC believes there is a strong case for growth in gold ETFs, given the appetite for gold investment from mutual funds and pension funds in India.

Chart 19: Indian gold ETFs – AUM and gold price

Tonnes

12

10

8

6

4

2

0

Jun-07 Oct-07 Feb-08 Jun-08 Oct-08 Feb-09 Jun-09 Oct-09 Feb-10 Jun-10

Gold (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

Gold ETFs in AUM (tonnes) Average monthly gold price (Rs/oz)

Note: AUM = Asset under Management. *Calculated using monthly fund AUM in rupees, as reported by AMFI (The Association of Mutual Funds in India), and average monthly gold price in rupees. This method of calculating gold AUM is only valid whilst the above funds do not choose to diversify their assets from physical gold holdings.

Source: WGC estimates, Bloomberg, The Association of Mutual Funds in India

India: heart of gold | Revival

3. India Post gold retail programme

In October 2008, India Post, the country’s national postal service, launched a pilot project with the WGC and Reliance Money to sell certified gold coins through its post office network in 100 outlets in four states (Delhi, Maharashtra, Tamil Nadu and Gujarat). Reliance Money acts as vendor for the project, which involves 99.99% pure gold coins in 0.5 gram, one gram, five gram and eight gram denominations. The India Post gold retail programme extended to 700 post offices across India due to ongoing strong demand. In May 2010, the WGC also launched the India Post branded gold medallion.

4. Gold-linked Microfinance scheme

The Gold-linked Microfinance scheme was initiated by the WGC in 2008 and is an effective savings instrument in the rural part of India, which is the largest proportion of the Indian population. According to Basic Statistical Returns (BSR) and RBI, only 21% of rural India has access to formal financial services due to lack of physical and social infrastructure in rural area.4 Currently, WGC is running projects in India in association with The Muthoot Pappachan Group under the “Swarna Varsham” Scheme and also with the Kshetriya Financial Services (KGFS) of IFMR Holdings Pvt. Ltd. and Mimo Finance of Mimoza Enterprise Finance Pvt Ltd.

This scheme helps to make good quality gold accessible and, more importantly, affordable to the daily wage earners like agricultural labourers, vegetable vendors, fisherwomen, etc who comprise the Bottom of the Pyramid (BOP) in the Indian population segment.

These individuals have the desire to save in gold, not only to preserve their wealth against unexpected calamities, but also to fulfil their future family obligations, such as a daughter’s wedding, the purchase of a new housing shelter or funding their children’s education.

The Microfinance scheme will encourage the habit of saving and investing in asset classes like gold for the BOP segment as they gradually move up the pyramid in the long run. Currently, there are more than 150,000 customers enrolled with the Muthoot Pappachan Group under the “Swarna Varsham” Microfinance Scheme through 630 branches across all four states in South India and in certain parts of North and West India.

We expect that increased accessibility and the availability of new gold investment products will act as a catalyst for further growth in Indian gold investment demand. We believe Indian investors are likely to save more and increasingly be more cautious in their investment decisions. We also believe that Indian investors will continue to move into gold as an insurance policy to protect their wealth in the aftermath of the global financial crisis since there are few assets that have the ability to hold their value during extreme conditions. Over the medium term, even as economic conditions improve, uncertainty is likely to remain high; not just economic uncertainty, but also currency and inflation uncertainty. That uncertainty is expected to be favourable for gold as an asset class amongst Indian investors.

4 BSR – 2008, Reserve Bank of India

12_13

Decorative and industrial demand

Since 1992, approximately 22 tonnes of gold per annum have been used in domestic decorative and industrial applications. This sector accounted for nearly 3% of Indian gold demand in 2009. Industrial and decorative demand for gold in the country is driven primarily by the use of jari, a gold thread used in clothing (particularly in the weaving of wedding saris).

The rise in the price of gold over recent years has had a mixed impact on these two components of demand. Demand for jari has been steadily eroded by budget constraints as the rising price of gold has underpinned a trend for substitution to more affordable “artificial jari”. Demand for gold used in plating salts, however, has responded more positively to the rise in the gold price in recent years. Demand for costume jewellery has been boosted by the rising price of gold. Given the relatively low weights of gold that would be included in a plated jewellery set compared with a pure gold set of the same design, costume jewellery sets are much more affordable to the majority of budget-conscious Indian consumers. This is because the value of the gold contained in these products is low compared to the value of the product, thus the use of gold in these applications is deemed price inelastic. However, the decision to move into imitation or plated jewellery is typically made by necessity, rather than choice. The imitation gold jewellery that is produced in India is not the equivalent of costume jewellery in the west – it is a very close copy of 22k jewellery and the desire of the Indian consumer is to own the real thing, but affordability may dictate otherwise.

There is also growth in the electronics manufacturing sector in India, particularly in regions such as Bangalore and this may well provide an additional driver for gold demand in the coming years. This will be based on gold-bearing materials in electronic microchips, connectors and contacts. Indian consumer demand for products and devices like the iPhone, which contains these components will be supportive of this trend.

We believe that there is room for recovery in this sector. The recent demand performance is seen as a trough, given the increasing acceptance of higher prices, the recovering global economic outlook and improving domestic living standards.

Chart 20: Gold, Rs/oz and total gold decorative and industrial demand, tonnes in India

Gold decorative and industrial demand (tonnes)

35

30

25

20

15

10

5

0

1992 1994 1996 1998 2000 2002 2004 2006 2008 1H 2010

Gold price (Rs/oz)

70,000

60,000

50,000

40,000

30,000

20,000

10,000

0

Indian gold decorative and industrial demand (tonnes) Gold (Rs/oz)

Source: WGC estimates, GFMS, Bloomberg

India: heart of gold | Revival

Gold imports

Indian gold imports play an important role in the domestic gold market since India currently produces around 0.5% of its annual gold consumption. The value of annual gold imports increased by 1,015% between 1992 and 2009. In 1992, gold imports were approximately Rs88bn, this increased to Rs881bn by the end of 2009. The WGC believes that anecdotal evidence regarding current gold demand trends in India indicates a robust year-on-year recovery in imports from 2009 levels.

Chart 21: Indian gold import costs (Rs bn) and gold price (Rupee)

Gold (Rs/oz)

60,000

50,000

40,000

30,000

20,000

10,000

0

1992 1994 1996 1998 2000 2002 2004 2006 2008

Gold imports (Rs bn)

1,200

1,000

800

600

400

200

0

Gold (Rs/oz) Import cost (Rs bn)

Source: WGC estimates, GFMS, Bloomberg

14_15

Seasonality and monsoon rains

Seasonality

Aggregate Indian gold demand has an underlying seasonality. However, demand in each state seems to be dictated by its own marriage, monsoon and harvest season. The Hindu calendar is marked by a series of religious festivals and auspicious occasions for buying gold which are unique to each individual state. Similarly there are a number specific days that are considered inauspicious for gold purchases. Based on our observation of historic trends, the most active gold jewellery buying period is during the winter wedding season, from beginning of September to March.

Although there is no perfect rule of thumb to seasonality, our analysis of five-year and ten-year average seasonality trends, to year-end 2009, shows that January, February, September and November have been the strongest months for the rupee gold price.

Monsoon rains

Historically, Indian gold demand has also been impacted by the monsoon rains. This is because they provide the main source of water for more than half of Indian farms and the return of the rains boosts rural incomes. During the first half of 2010, news of a good monsoon season and weak stock performance partly set the scene for the recent improvement in gold demand. We expect local consumers and fabricators will now increasingly be purchasing or restocking on dips in the gold price rather than during the traditional auspicious period, weakening the influence of seasonal factors. In the past, local consumers have typically been reluctant to purchase gold during periods of high volatility for fear that they buy and then find that the price falls. However, the ongoing strengthening in the local gold price seems to have increased price expectations among domestic consumers and may have encouraged buyers to accelerate their purchases in anticipation of a further price appreciation. For example, local consumers have recently been buying gold even in inauspicious times such as the Hindu’s Pitrapaksha period in order to avoid the rush and potential rising price during the Navratri, Dhanteras, Diwali festivals and the Non-Resident Indian wedding season later in the year.

India: heart of gold | Revival

Chart 22: The average monthly gold performance in Rs/oz ending December 2009 (MoM%)

%MoM

15

10

5

0

-5

-10

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

2009 average 5Y average 10Y average

Source: WGC estimates, Bloomberg

Chart 23: Actual rainfall with normal / excess rainfall (%) and Indian gold demand (Rs bn)

% of long period

average rainfall

90

75

60

45

30

15

0

1992 1994 1996 1998 2000 2002 2004 2006 2008

Indian gold demand

(value, Rs bn)

1,200

1,000

800

600

400

200

0

Actual rainfall with normal / excess rainfall (%) Indian gold demand (value, Rs bn)

Source: WGC estimates, Ministry of Agriculture, GFMS, Bloomberg

16_17

Central Bank – the Reserve Bank of India

Recent developments have seen the Reserve Bank of India (RBI) purchasing 200 tonnes of gold from the IMF as a result of partially restoring a prior relationship within its reserves. The deal was completed in October 2009, when the gold price was trading around Rs 49,000/oz (or US$1,048), and was announced in early November 2009. The IMF had identified 403 tonnes of gold for sale to other members of the official sector community and the RBI was the first institution to take up the offer, buying almost half of the entire amount for sale. Since 1998, the RBI's holdings of gold had remained unchanged at 358 tonnes until the purchase in Q4 2009 when gold reserves rose by 56% to 558 tonnes[5].

The RBI's action has reinforced the perception among Indian consumers that gold is reliable and may have helped to reinforce the belief that prices are well supported at this level for the long-term and, as a result, may underpin the continued positive sentiment of Indian consumers towards gold on behalf of Indian consumers. The RBI's gold reserves accounted for 7% of RBI's total reserves of US$284bn as at the end of June 2010, although this is still below the recent recorded peak of 9% in Q2 2000. For gold holdings to return to this level, we believe the RBI would need to purchase around 90 tonnes at today's gold price.

The RBI like most other central banks has substantial holdings in US dollars and Euros. Over the past 2 years, the US dollar has depreciated against the Indian Rupee, as well as against other major currencies such as the Yen, Sterling and the Euro, and has not fared well as a preserver of capital. As illustrated earlier, gold has historically been an effective hedge against the depreciation of the US dollar.

With ongoing uncertainties surrounding the world's major currencies, the WGC believes the search for alternative international asset choices within the central bank sector should clearly involve a consideration of gold.

Table A: Proportion of gold in official reserves (June 2010)

Description	Reserves (US$bn)	Gold (tonnes)	Gold as %
US	424	8,134	72%
Euro area	698	10,793	58%
Switzerland	260	1,040	15%
UK	75	310	16%
India	284	558	7%
Russia	475	726	6%
Saudi Arabia	444	323	3%
China	2,577	1,054	2%
Japan	1,076	765	3%

Source: WGC, IMF (World official gold holdings as at the end of June 2010, September 2010 Report)

5 IMF (World official gold holdings as at the end of June 2010, September 2010 Report)

India: heart of gold | Revival

Recycled gold supply

Since 1992, Indians have recycled an average of 92 tonnes of gold per annum. In 2009, the supply of domestic recycled gold rose 29% to 116 tonnes while domestic gold demand fell by 19%. Historically, recycling activity has been sensitive to general economic conditions, the price of gold and price expectations. This is attributable to the fact that gold functions both as savings and as a form of money in India – i.e. gold is a tradable, liquid asset. However, we believe that amidst the recovery in domestic gold demand, a considerably higher price will be required to stimulate another wave of recycling activity to flush out additional supplies of old gold.

In the long-term, we believe that recycling activity will continue to play an important role in the domestic gold market especially given the substantial estimated stock of over 18,000 tonnes owned in India. Sales of existing gold assets give consumers the benefit of liquidity and recycled gold is also expected to continue to provide flows of gold supply to meet demand.

Chart 24: Indian gold demand, recycled gold and price

Indexed 1992 =100

560

520

480

440

400

360

320

280

240

200

160

120

80

1992 1994 1996 1998 2000 2002 2004 2006 2008

Recycled gold Indian gold demand Gold price (Rupee/oz)

Note: Indian gold demand and recycled gold in tonnage terms, Gold price (Rs/oz).

Source: WGC estimates, GFMS, Bloomberg

18_19

Conclusion

This first report in our series has focused upon the history of Indian demand, together with recent developments underpinning its revival during 2010. Gold is an integral part of daily life in India; the demand outlook which will be explored in a subsequent report is strong, and it is abundantly clear that India will remain pivotal to the global gold market.

Disclaimers

This report is published by the World Gold Council (“WGC”), 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2010. All rights reserved. This report is the property of WGC and is protected by U.S. and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. WGC does not undertake to update or advise of changes to the information in this report. Expression of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. WGC makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will WGC or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, WGC and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.

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India: heart of gold | Revival

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Published: November 2010

First issued: November 10, 2010. This Free Writing Prospectus is being filed in reliance on Rule 164(b).

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